EXHIBIT 12.1

CATERPILLAR INC.
AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	NINE MONTHS ENDED SEPTEMBER 30,	YEARS ENDED DECEMBER 31,
	2018	2017	2016	2015	2014	2013
Earnings (1)	$6,455	$4,082	$139	$3,439	$3,152	$9,371
Plus: Interest Expense	838	1,177	1,101	1,094	1,108	1,192
One-third of rental expense (2)	83	110	125	124	127	145
Adjusted Earnings	7,376	5,369	1,365	4,657	4,387	10,708

Fixed charges:
Interest expense (3)	838	1,177	1,101	1,094	1,108	1,192
Capitalized interest	2	8	7	14	13	25
One-third of rental expense (2)	83	110	125	124	127	145
Total fixed charges	$923	$1,295	$1,233	$1,232	$1,248	$1,362

Ratio of earnings to fixed charges	8.0	4.1	1.1	3.8	3.5	7.9
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(1)    Consolidated profit before taxes
(2)    Considered to be representative of interest factor in rental expense
(3)    Does not include interest on income taxes and other non-third-party indebtedness